FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT

Exhibit 99.1

1.     Name and Address of Company

        The name of the company is MI Developments Inc. (the "Corporation"), a corporation incorporated under the laws of the Province of Ontario and having its registered office at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

2.     Date of Material Change

        The material change occurred on August 20, 2004.

3.     News Release

        On August 20, 2004, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to The Toronto Stock Exchange, to The New York Stock Exchange and to Canada Newswire for publication and dissemination through its North American Disclosure and Financial Capital Plus networks.

4.     Summary of Material Change

        On August 20, 2004, the Corporation announced that The Honourable Brian Tobin resigned as Chief Executive Officer and director of the Corporation to pursue other opportunities in the business world.

5.     Full Description of Material Change

        On August 20, 2004, the Corporation announced that The Honourable Brian Tobin resigned as Chief Executive Officer and director of the Corporation to pursue other opportunities in the business world.

        A copy of the Press Release issued on August 20, 2004 is attached.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

        This report is not being filed on a confidential basis.

7.     Omitted Information

        Not applicable.

8.     Executive Officer

        For further information, please contact Edward C. Hannah, Executive Vice-President, Corporate Development, Secretary and General Counsel of the Corporation at 905-726-7198.

9.     Date of Report

        DATED at Aurora, Ontario as of the 23rd day of August, 2004.

/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Corporate Development, Secretary and General Counsel

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS INC. ANNOUNCES RESIGNATION OF
CHIEF EXECUTIVE OFFICER AND DIRECTOR

August 20, 2004, Aurora, Ontario, Canada.....MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID") today announced the resignation of the Honourable Brian Tobin as Chief Executive Officer. Mr. Tobin also resigned as a Director of MID and as the Vice Chairman and a Director of MEC.

"I have great respect for the MID team and for Frank Stronach. My association with MID since last August has been a good experience. I am leaving now to pursue other opportunities in the business world," said Mr. Tobin.

MID Chairman, Frank Stronach, stated, "Brian Tobin has been a great team leader and a great team player. The Board of Directors and I wish him well in his future business endeavours."

Mr. Stronach will be available for a media conference call on Monday, August 23, 2004 at 10:00 am EST. The number for North American callers is 1-800-814-4859. The number for overseas callers is 416-640-1907. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: 1-877-289-8525 (North America) and 416-640-1917 (overseas). The reservation number is 21091759 # and the rebroadcast will be available until August 30, 2004.

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in Magna Entertainment Corp. (TSX: MEC.A; NASDAQ: MECA), North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information about this press release, please contact Ed Hannah, Executive Vice-President, Corporate Development, Secretary and General Counsel at (905) 726-7198.